Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

dated as of December 10, 2012

among

DYNEGY DANSKAMMER, L.L.C.,

as the Seller

and

ICS NY Holdings, LLC,

as the Purchaser

5.16	Restrictive Covenant	23
5.17	Replacement of Shared Contracts	24
5.18	Back-Up Bidder	24

ARTICLE VI TAX MATTERS		24
6.1	Transfer Taxes	24
6.2	Tax Characterization of Payments Under This Agreement	24
6.3	Records	24
6.4	Pre-2013 Taxes and Tax Returns	25
6.5	Post-2013 Taxes and Tax Returns	25
6.6	Pre-2013 Tax Controversies	25

ARTICLE VII CONDITIONS TO THE CLOSING		25
7.1	Conditions to Each Party’s Obligation	25
7.2	Conditions to Seller’s Obligation	25
7.3	Conditions to Purchaser’s Obligation	26

ARTICLE VIII TERMINATION		26
8.1	Termination	26
8.2	Effects of Termination	27

ARTICLE IX MISCELLANEOUS		27
9.1	No Survival of Representations and Warranties or Covenants	27
9.2	Data Room	27
9.3	Enforcement of Liabilities	27
9.4	Remedies	28
9.5	No Third-Party Beneficiaries	28
9.6	Consent to Amendments; Waivers	28
9.7	Successors and Assigns	28
9.8	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	28
9.9	Notices	29
9.10	Counterparts	30
9.11	Severability	30
9.12	Specific Performance	31
9.13	Entire Agreement	31
9.14	Damages	31
9.15	Bulk Sales Laws	31

Schedule A-1:	Knowledge Persons of the Seller
Schedule A-2:	Material Capital and Operating Leases
Schedule 2.1(a)(ii):	Owned Real Property
Schedule 2.1(a)(iii):	Inventory
Schedule 2.1(e)(i):	Designated Seller Contracts
Schedule 2.2(c):	Asset Allocation
Schedule 3.3:	Purchaser Consents
Schedule 4.3:	Seller Consents
Schedule 5.10:	Credit Support Arrangements
Schedule 5.14:	Post-Closing Filings

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of December 10, 2012 (the “Effective Date”), between DYNEGY DANSKAMMER, L.L.C., a Delaware limited liability company (the “Seller”) and ICS NY Holdings, LLC an Arizona limited liability company (the “Purchaser”). The Seller and the Purchaser are each referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Seller or its Affiliates will own as of Closing all right, title and interest to the Assets (as defined herein);

WHEREAS, Dynegy Holdings LLC, a Delaware limited liability company, Dynegy Northeast Generation, Inc., a Delaware corporation, Hudson Power L.L.C., a Delaware limited liability company, Dynegy Roseton, L.L.C., a Delaware limited liability company and the Seller have each filed a voluntary petition and commenced a case (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York, Poughkeepsie Division (the “Bankruptcy Court”);

WHEREAS, upon the terms and subject to the conditions contained in this Agreement and the approval of the Bankruptcy Court, the Seller wishes to sell to the Purchaser and the Purchaser wishes to purchase from the Seller all of the right, title and interest of the Seller as of the Closing Date in the Assets free and clear of any Lien except as expressly provided herein and to assume from the Seller the Assumed Liabilities;

WHEREAS, prior to the Closing, Roseton OL, LLC will transfer certain of the Assets to the Seller and the Seller will accept legal and beneficial title thereto, pursuant to an agreement between Roseton OL, LLC and the Seller (such agreement, the “Transfer Agreement”);

WHEREAS, the Purchaser has delivered simultaneous with the execution of this Agreement a letter evidencing a commitment by Adair Properties, Inc. to advance funds to the Purchaser sufficient to pay the Purchase Price and has the resources and capabilities (financial or otherwise) to perform its obligations hereunder including the replacement of all Credit Support Arrangements;

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1                               Defined Terms. As used herein, the terms below shall mean the following:

“Action” means any litigation, action, suit, charge, binding arbitration or other legal, administrative or judicial proceeding, other than the Chapter 11 Cases.

“Affiliate” means, as to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is under common control with or is controlled by, such Person.

“Agreement” means this Asset Purchase Agreement, together with all exhibits hereto and the Schedules.

“Ancillary Agreements” means, in each case in a form reasonably acceptable to the Seller and the Purchaser: (a) the Bill of Sale (b) the Deed and (c) the Assignment and Assumption Agreement.

“Asset Allocation Schedule(s)” has the meaning set forth in Section 2.2(c).

“Assets” has the meaning set forth in Section 2.1(a).

“Assigned Contracts” means all Designated Seller Contracts other than Non-Assignable Contracts.

“Assignment and Assumption Agreement” means an assignment and assumption agreement for the Purchaser’s assumption of the Seller’s obligations under any Assigned Contract, to be entered into by the Seller and the Purchaser concurrently with the Closing, in form and substance reasonably acceptable to the Parties.

“Assumed Liabilities” has the meaning set forth in Section 2.1(c).

“Auction” has the meaning set forth in the Bid Procedures.

“Back-Up Bidder” has the meaning set forth in the Bid Procedures.

“Bankruptcy Code” has the meaning set forth in the recitals.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as promulgated by the United States Supreme Court under section 2075 of title 28 of the Bankruptcy Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases, and the general, local and chambers rules of the Bankruptcy Court.

“Bid Procedures” means the bid procedures approved by the Bankruptcy Court pursuant to the Bid Procedures Order.

“Bid Procedures Order” means the Order of the Bankruptcy Court entered in the Chapter 11 Cases on September 27, 2012, as modified, approving the Bid Procedures.

“Bill of Sale” means a bill of sale for the Assets to be delivered by the Seller to the Purchaser at Closing, in form and substance reasonably acceptable to the Parties.

“Business Day” means a day on which the banks are opened for business (Saturdays, Sundays, statutory and civic holidays excluded) in New York, New York.

“Chapter 11 Cases” has the meaning set forth in the recitals.

“Claims” has the meaning set forth in the Bankruptcy Code.

“Closing” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 2.3(a).

“Code” means the United States Internal Revenue Code of 1986.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.12.

“Confirmation Order” has the meaning set forth in Section 5.1(b).

“Consent” means any approval, authorization, consent, order, license, permission, permit, qualification, exemption or waiver by any Government Entity (including any order by the Bankruptcy Court authorizing any sale or transfer pursuant to sections 363 or 365 of the Bankruptcy Code) or other Third Party.

“Contract” means any written contract, agreement, obligation, license, undertaking, instrument, lease, ground lease, commitment or other arrangement.

“Courts” has the meaning set forth in Section 9.8(b).

“Credit Support Arrangements” has the meaning set forth in Section 5.10.

“Cure Costs” means any amounts or assurances required by section 365 of the Bankruptcy Code (or, if inapplicable, pursuant to other applicable Laws or the terms of the applicable Contract, Lease, or Consent) under any Designated Seller Contract.

“Data Room” means the electronic documentation site established by Intralinks on behalf of the Seller containing disclosure documents made available to the Purchaser in connection with this Agreement.

“Deed” means a bargain and sale deed with covenants against grantor’s acts in form and substance reasonably acceptable to the Parties, containing such covenants, if any, as may be required by statute, so as to convey to the Purchaser all right, title and interest of the Seller to the Owned Real Property

“Deposit” has the meaning set forth in Section 2.2(b).

“Designated Seller Contracts” means all Contracts and Leases of the Seller listed on Schedule 2.1(e)(i) hereto.

“Effective Date” has the meaning set forth in the preamble to this Agreement.

“Equipment” means those items of tangible personal or movable property owned by the Seller and used in operation of the facilities located on the Owned Real Property, including all express or implied warranties with respect thereto and all coal handling equipment located on the Owned Real Property. Notwithstanding the foregoing, Equipment shall not include any fuel oil, which fuel oil will remain the property of the Seller.

“Excluded Assets” has the meaning set forth in Section 2.1(b).

“Excluded Liabilities” has the meaning set forth in Section 2.1(d).

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Government Entity” means any U.S., Canadian, foreign, domestic, federal, territorial, provincial, state, municipal or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, bureau, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing having jurisdiction.

“Inventory” means all inventories of spare parts used in connection with the Assets, including the inventory listed on Schedule 2.1(a)(iii), and all coal located on the Owned Real Property, other than inventory consumed, except as used in the Ordinary Course prior to Closing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to the Seller, the actual knowledge of those individuals listed on Schedule A—1, on condition that none of the individuals named in this definition shall have any personal liability or obligation regarding such Knowledge (including the lack of any such Knowledge).

“Law” means any U.S., Canadian, foreign, domestic, federal, territorial, state, provincial, local or municipal statute, law, common law, ordinance, rule, regulation, order, writ, injunction, directive, judgment, decree or policy or guideline having the force of law.

“Leased Real Property” means real and immovable property under which the Seller is a lessee, licensee or occupant.

“Leases” means all unexpired leases, licenses or other occupancy agreements (or other property interests) for Leased Real Property.

“Liabilities” means debts, liabilities, Claims and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including those arising under any Law or Action and those arising under any Contract or otherwise, including any Tax liability.

“Lien” means any lien, mortgage, pledge or security interest, hypothec (including legal hypothecs), encumbrance, servitude, easement, encroachment, right-of-way, restrictive covenant on real or immovable property, real property license, other real rights in favor of Third Parties, charge, prior claim, lease, occupancy agreement, leasing agreement, statutory or deemed trust or conditional sale arrangement.

“Material Adverse Effect” means any fact, condition, change, violation, inaccuracy, circumstance or event, individually or in the aggregate that (a) materially and adversely impairs the Assets (excluding the Excluded Assets and the Excluded Liabilities), taken as a whole, or (b) materially and adversely delays or impedes the consummation by the Seller of the transactions contemplated by this Agreement, except that in no event shall any of the following be taken into account in determining whether a “Material Adverse Effect” has occurred:  (i) any change generally affecting the international, national or regional electric generating, transmission or distribution industry; (ii) any change generally affecting the international, national or regional wholesale or retail markets for electric power, ancillary services, or capacity; (iii) any change generally affecting the international, national or regional wholesale or retail markets for natural gas; (iv) any change in markets or availability of commodities or supplies, including backup, standby, or station electric power, water, replacement parts, consumables, or materials, used in connection with the Assets; (v) any change in market design and pricing; (vi) any change in general macroeconomic, financial market, regulatory or political conditions, including any engagements of hostilities, acts of war or terrorist activities, or changes imposed by a Government Entity associated with additional security; (vii) changes in Law, GAAP or official interpretations of the foregoing; (viii) compliance with this Agreement, including any effect on the Assets resulting from failure to take any action to which the Purchaser unreasonably refused consent under this Agreement; (ix) the transactions contemplated hereby or any announcement hereof or the identity of the Purchaser; or (x) the pendency of the Chapter 11 Cases and any action approved by the Bankruptcy Court upon the motion of a Person (other than a motion by the Seller or any of its Affiliates).

“Non-Assignable Contract” has the meaning set forth in Section 2.1(e).

“NYISO” means the New York Independent System Operator.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Government Entity.

“Ordinary Course” means actions that are taken in the ordinary course of the normal day-to-day operations of a Person consistent with the past practices of such Person, recognizing as to the Seller that it has filed the Chapter 11 Cases. For the avoidance of doubt, the Seller and its Affiliates shall have no obligation to seek additional funding or make any capital contributions or loans in order to continue operations of the Assets or otherwise and if the Seller fails as a result of a lack of capital to take any action that would otherwise be considered within the Ordinary Course, the Seller shall not be deemed to have acted outside of the Ordinary Course as a result of such failure.

“Owned Real Property” means all of the real and immovable property owned by the Seller and listed on Schedule 2.1(a)(ii) hereto (which are to be transferred to the Purchaser together with all existing servitudes, easements, licenses and appurtenances benefiting such owned real and immovable property, including all buildings, erections, improvements, fixtures, fittings and structures thereon).

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Permitted Encumbrances” means (a) all defects, exceptions, restrictions, easements, rights-of-way and encumbrances disclosed in policies of title insurance; (b) statutory Liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (c) mechanics,’ carriers,’ workers,’ repairers’ and similar Liens arising or incurred in the Ordinary Course, either for amounts not yet due or for amounts being contested in good faith and by appropriate proceedings timely instituted; (d) environmental Liens and closure obligations imposed by any Government Entity; (e) title of a lessor under a capital or operating lease (which capital and operating leases in effect as of Closing are set forth on Schedule A-2, except to the extent immaterial); (f) terms and conditions of any Designated Seller Contract that have been disclosed on an appropriate Schedule to this Agreement; (g) all covenants, conditions, restrictions, easements, charges, rights-of-way, other encumbrances on title and similar matters filed of record in the real property records in the jurisdictions in which the Assets to which they relate or affect are located and that do not materially interfere with the use, development or operation of the Assets in the Ordinary Course, render title unmarketable, or require the payment of any monies or the receipt of consent from any Third Parties; (h) such Liens, imperfections in title, charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement, and other land use Laws or regulations and, if imposed after the Effective Date, which do not and will not materially impair the use, development or operation of the Assets for their intended purpose; (i) with respect to the Assets other than the Owned Real Property, encumbrances on title arising by operation of any applicable United States federal, state or foreign securities Law; or (j) Liens or encumbrances that arise solely by reason of acts of or with the approval of the Purchaser.

“Person” means an individual, a partnership, a corporation, an association, a limited or unlimited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or other legal entity or Government Entity.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Real Property Taxes” has the meaning set forth in Section 2.1(c)(i).

“Roseton” means the two-unit, fuel oil and natural gas dual-fuel electric generation station with an aggregate capacity of approximately 1,210 MW located in Newburgh, New York, together with certain auxiliary equipment, ancillary and associated facilities and equipment associated with the operation or maintenance of the Roseton units.

“Sale Order” has the meaning set forth in Section 5.1(b).

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Trademarks and Logos” has the meaning set forth in Section 5.15.

“Settlement Agreement” shall mean that certain Amended and Restated Settlement Agreement, dated as of May 30, 2012 [filed in the Chapter 11 Cases as Docket No. 739-1, as approved by the Bankruptcy Court by order entered on June 1, 2012 as Docket No. 758].

“Shared Contract” means any Contract to which the Seller or any of its Affiliates is a party and that is relating to or necessary for (a) the ownership or operation of the Assets and (b) the ownership or operation of Roseton.

“Tax” means any domestic or foreign federal, state, local, provincial, territorial or municipal taxes or other impositions by any Government Entity, including Transfer Taxes and the following taxes and impositions: net income, gross income, capital, value added, goods and services, harmonized sales, capital gains, alternative, net worth, gross receipts, sales, use, ad valorem, business rates, transfer, franchise, profits, business, real or immovable property, municipal, school, withholding, workers’ compensation levies, payroll, employment, unemployment, employer health, occupation, social security, excise, stamp, customs, and all other taxes, fees, duties, assessments, deductions, contributions, withholdings or charges of the same or of a similar nature, however denominated, together with any interest and penalties, additions to tax or additional amounts imposed or assessed with respect thereto.

“Tax Authority” means any local, municipal, governmental, state, provincial, territorial, federal, including any U.S., Canadian or other fiscal, customs or excise authority, body or officials anywhere in the world with responsibility for, and competent to impose, collect or administer, any form of Tax.

“Tax Returns” means all returns, reports (including elections, declarations, disclosures, statements, schedules, estimates and information returns) and other information filed or required to be filed with any Tax Authority relating to Taxes.

“Third Party” means any Person that is neither a Party nor an Affiliate of a Party.

“Transaction Documents” means this Agreement, the Ancillary Agreements and all other agreements, documents and instruments necessary to effect the transactions contemplated hereby.

“Transfer Agreement” has the meaning set forth in the recitals.

“Transfer Agreement Closing” means the “Closing” as defined in the Transfer Agreement.

“Transfer Taxes” means all goods and services, sales, excise, use, transfer, gross receipts, documentary, filing, recordation, value-added, stamp, stamp duty reserve, and all other similar taxes, duties or other like charges, however denominated, in each case including interest, penalties or additions attributable thereto whether or not disputed, arising out of or in connection with the transaction, regardless of whether the Governmental Entity seeks to collect the Transfer Tax from the Seller or the Purchaser.

“U.S.” means the United States of America.

1.2                               Interpretation.

(a)                                 Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)                                 Words denoting any gender shall include all genders.

(c)                                  A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

(d)                                 A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(e)                                  All references to “$” and dollars shall be deemed to refer to United States currency.

(f)                                   All references to any financial or accounting terms shall be defined in accordance with GAAP, unless otherwise defined herein.

(g)                                  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, schedule and exhibit references are to this Agreement, unless otherwise specified. All article, section, paragraph, schedule and exhibit references used in this Agreement are to articles, sections, paragraphs, schedules and exhibits to this Agreement, unless otherwise specified.

(h)                                 The meanings given to terms defined herein shall be equally applicable to both singular and plural forms of such terms.

(i)                                     When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(j)                                    If a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(k)                                 A reference to any agreement or document (including a reference to this Agreement) is to the agreement or document as amended, restated, supplemented or otherwise modified from time to time, except to the extent prohibited by this Agreement or that other agreement or document.

(l)                                     Exhibits, Schedules, annexes and other documents referred to as part of this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

(m)                             The table of contents and the headings of the Articles and Sections herein are inserted for convenience of reference only and shall not be a part of, or affect the meaning or interpretation of, this Agreement.

(n)                                 This Agreement is the result of the joint efforts of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the Parties and there is to be no construction against any Party based on any presumption of that Party’s involvement in the drafting thereof

ARTICLE II
PURCHASE AND SALE OF ASSETS

2.1                               Purchase and Sale.

(a)                                 Assets.  Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser shall purchase, acquire and accept from the Seller, and the Seller shall sell, transfer, assign, convey and deliver to the Purchaser all of its right, title and interest in the below-listed assets (herein collectively called the “Assets”) free and clear of all Liens (other than Permitted Encumbrances) pursuant to the Sale Order:

(i)                                     the Equipment;

(ii)                                  the Owned Real Property;

(iii)                               the Inventory;

(iv)                              the Assigned Contracts; and

(v)                                 insurance proceeds for casualty loss occurring after the Effective Date but before the Closing as contemplated by Section 5.9.

(b)                                 Excluded Assets.  The Seller shall retain its right, title and interest in and to, and the Purchaser shall not acquire and shall have no rights with respect to the right, title and interest of the Seller in and to, any assets not listed in Section 2.1(a) (collectively, the “Excluded Assets”).

(c)                                  Assumed Liabilities.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser shall assume and become responsible for, and perform, discharge and pay when due, the following Liabilities (the “Assumed Liabilities”):

(i)                                     all the real property Taxes for the Owned Real Property owed by the Seller (the “Real Property Taxes”) relating to the period from and after January 1, 2013, and all Liabilities for, or related to any obligation for, any Tax that the Purchaser bears under Article VI (including, for the avoidance of doubt, Transfer Taxes, if any, imposed in connection with this Agreement and the transactions contemplated hereunder or any other Transaction Document and the transactions contemplated thereunder);

(ii)                                  all environmental Liabilities and obligations with respect to ownership or operation of the Assets, including any Liabilities and obligations arising from or relating to permits or other authorizations relating to the ownership or operation of any landfill located on the Owned Real Property except for penalties arising from pre-Closing actions or circumstances including any violation of the Clean Air Act;

(iii)                               all Liabilities and obligations with respect to ownership or operation of the Assets from and after the Closing;

(iv)                              all Liabilities in respect of Consents relating to the period from and after the Closing Date, including filing and other fees relating thereto; and

(v)                                 Cure Costs and all other Liabilities under the Assigned Contracts.

(d)                                 Excluded Liabilities.  Other than the Assumed Liabilities, (x) the Purchaser shall not assume or be obligated to assume or be obligated to pay, perform or otherwise discharge any Liability of the Seller or its Affiliates, and (y) the Seller shall be solely and exclusively liable as between the Parties with respect to all Liabilities of the Seller (collectively, the “Excluded Liabilities”). For the avoidance of doubt, the Excluded Liabilities include the following:

(i)                                     any Liability of the Seller or its directors, officers, stockholders or agents (acting in such capacities), arising out of, or relating to, this Agreement or the transactions contemplated by this Agreement, whether incurred prior to, at or subsequent to the Closing Date, including all finder’s or broker’s fees, commissions and expenses and any and all fees and expenses of any representatives of the Seller;

(ii)                                  all Real Property Taxes relating to the period prior to January 1, 2013;

(iii)                               penalties arising from pre-Closing actions or circumstances including any violation of the Clean Air Act;

(iv)                              accounts payable; and

(v)                                 any Liability relating to or arising out of the ownership or operation of any Excluded Asset.

(e)                                  Designated Seller Contracts; Cure Costs.

(i)                                     The Seller shall be responsible for the verification of all Cure Costs for each Designated Seller Contract listed on Schedule 2.1(e)(i) hereto and shall use commercially reasonable efforts to establish the proper Cure Costs, if any, for each Designated Seller Contract prior to the Closing Date.

(ii)                                  To the extent that any Designated Seller Contract requires the payment of Cure Costs in order to be assigned and assumed, at the Closing, the Cure Costs related to such Designated Seller Contract shall be paid by the Purchaser.

(iii)                               Any assignment to the Purchaser of any Designated Seller Contract that shall, after giving effect to the provisions of section 365 of the Bankruptcy Code, require the Consent of any Third Party for such assignment shall be made subject to such Consent being obtained. To the extent that any Designated Seller Contract is not capable of being assigned under section 365 of the Bankruptcy Code (or, if inapplicable, pursuant to other applicable Laws or the terms of such Contract, Lease, or Consent) to the Purchaser at the Closing (each, a “Non-Assignable Contract”), this Agreement will not constitute an assignment thereof, or an attempted assignment, unless and until the necessary Consent for assignment is obtained, at which time such Non-Assignable Contract shall be deemed an Assigned Contract. Any payment to be made in order to obtain any Consent required by the terms of any Designated Seller Contract shall be the sole responsibility of the Purchaser.

(iv)                              At the Purchaser’s request and at the Purchaser’s sole cost and expense, if any Consent to a Non-Assignable Contract is unable to be obtained after commercially reasonable efforts by the Purchaser and the Seller, the Seller shall cooperate with the Purchaser in any reasonable arrangement, including the Purchaser’s provision of credit support, designed to provide for the Purchaser the benefits and obligations of or under any Non-Assignable Contract, including enforcement for the benefit of the Purchaser of any and all rights of the Seller against a Third Party thereto arising out of the breach or cancellation thereof by such Third Party, on condition that nothing in this Section 2.1(e) shall (A) require the Seller to make any expenditure or incur any obligation on its own or on the Purchaser’s behalf or (B) prohibit the Seller from winding up its affairs following the Closing.

(v)                                 If the failure to receive any requisite Consent to assignment (including by Bankruptcy Court approval) is due to the failure of the Purchaser to satisfy its obligations under this Section 2.1(e) or Section 5.1(d), the applicable Contract shall be considered an Assigned Contract at Closing, unless otherwise agreed in writing by the Seller, and the Purchaser shall remain responsible for any Cure Costs and performance or obligations required under such Contract and any liability thereunder.

(vi)                              Prior to the hearings for the entry of the Sale Order, the Purchaser shall take such actions as are reasonably requested to provide adequate assurances of its future performance under each applicable Designated Seller Contract to the parties thereto in satisfaction of section 365 of the Bankruptcy Code.

(f)                                   Non-Assignable Assets.  Notwithstanding anything in this Agreement to the contrary, if an attempted direct or indirect sale, transfer or assignment of an Asset without the Consent of a Third Party (including a Government Entity) would constitute a breach, default, violation or other contravention of the rights of such Third Party or would be ineffective with respect to any party to a Contract concerning such Asset, unless a Consent to such sale, transfer or assignment has been obtained on or prior to Closing then, unless and until such Consent is subsequently obtained, this Agreement shall not constitute a sale, transfer or assignment, directly or indirectly, of such Asset or any obligation or benefit arising thereunder. For greater certainty, failure to obtain any such Consent, except as set forth in Section 7.3, shall not entitle the Purchaser to terminate this Agreement or fail to complete the transactions contemplated hereby or entitle the Purchaser to any adjustment of the Purchase Price.

2.2                               Purchase Price.

(a)                                 Purchase Price.  Pursuant to the terms and subject to the conditions set forth in this Agreement, in consideration of the sale of the Assets pursuant to the terms hereof, the Purchaser shall (i) assume from the Seller and become obligated to pay, perform and discharge, when due, the Assumed Liabilities, and (ii) pay to the Seller at the Closing an amount equal to $3,500,000 in cash, in accordance with Sections 2.3(a) and 2.3(b) ((i) and (ii), collectively, the “Purchase Price”).

(b)                                 Deposit. The Purchaser has deposited, by wire transfer to the account designated by the Seller, an amount equal to $350,000 in cash (the “Deposit”), which Deposit shall be distributed to either the Purchaser or the Seller as follows:

(i)                                     if the Closing shall occur, then the Deposit shall be applied towards the Purchase Price payable by the Purchaser to the Seller under Section 2.2(a) and shall be paid to the Seller;

(ii)                                  if this Agreement is terminated pursuant to Section 8.1(a), Section 8.1(c), Section 8.1(d) or Section 8.1(e), then the Deposit shall be returned to the Purchaser;

(iii)                               if this Agreement is terminated by the Purchaser pursuant to Section 8.1(b), then the Deposit shall be returned to the Purchaser; or

(iv)                              if this Agreement is terminated by the Seller pursuant to Section 8.1(b), then the Deposit shall be forfeited by the Purchaser and paid to the Seller.

(c)                                  Purchase Price Allocation.  Within 60 days after the Closing Date, the Seller shall deliver to the Purchaser an allocation schedule(s) (the “Asset Allocation Schedule(s)”) allocating the Purchase Price (including specific allocation of the Assumed Liabilities that are liabilities for federal income Tax purposes) on a dollar basis among the Assets. The Asset Allocation Schedule(s) shall be reasonable and, to the extent applicable, shall be prepared in accordance with Section 1060 of the Code and the regulations thereunder.  The Purchaser and the Seller will each file IRS Form 8594, to the extent applicable, and all Tax Returns, in accordance with the Asset Allocation Schedule(s), and for greater certainty, the Parties shall not take any position inconsistent with the Asset Allocation Schedule(s) in the preparation of financial statements or in the course of any audit by any Governmental Authority, Tax review or Tax proceeding. To the extent applicable, the Purchaser, on the one hand, and the Seller, on the other hand, each agrees to provide the other promptly with any other information reasonably required to complete IRS Form 8594.

2.3                               Closing.

(a)                                 The consummation of the transactions contemplated herein (the “Closing”) shall take place on the fifth Business Day after all of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, have been either satisfied or waived by the Party entitled to waive such condition or on such other date as the Parties shall mutually agree.  The Closing shall be held at the offices of Sidley Austin LLP at 787 Seventh Avenue in New York, NY 10019, at 10:00 a.m., local time, unless the Parties otherwise agree, which agreement may include Closing by electronic means. The actual date of the Closing is the “Closing Date.”  For purposes of this Agreement, from and after the Closing, the Closing shall be deemed to have occurred at 12:01 a.m. on the Closing Date.

(b)                                 At the Closing:

(i)                                     the Purchaser shall pay the Purchase Price, less the Deposit as set forth in Section 2.2(b), to the Seller by wire transfer of immediately available funds to an account designated by the Seller;

(ii)                                  the Purchaser and the Seller shall deliver any Consents received by them required to consummate the transactions contemplated by this Agreement and the Purchaser shall pay to the applicable Person the Cure Costs due to such Person in connection with an Assigned Contract by wire transfer of immediately available funds;

(iii)                               the Purchaser shall pay to the appropriate Tax Authority all applicable Transfer Taxes in connection with this Agreement and the transactions contemplated herein and the other Transaction Documents and the transactions contemplated therein;

(iv)                              the Seller and the Purchaser shall deliver duly executed copies of and enter into the Ancillary Agreements to which it is contemplated that they will be parties, respectively;

(v)                                 the Seller and the Purchaser shall deliver the officer’s certificates required to be delivered pursuant to Section 7.2(a), Section 7.2(b), Section 7.3(a) and Section 7.3(b), as applicable.

(vi)                              the Seller shall deliver (i) a copy of the Sale Order and (ii) with respect to the Owned Real Property, any existing surveys, legal descriptions and title policies in the possession of the Seller;

(vii)                           if the Seller is transferring a “United States Real Property Interest” as defined by Section 897(c) of the Code, the Seller shall deliver to the Purchaser a duly executed and acknowledged certificate, in form and substance reasonably acceptable to the Purchaser and in compliance with the Code and the treasury regulations thereunder, certifying such facts as reasonably necessary to establish that the sale of the United States Real Property Interest is exempt from withholding under Section 1445 of the Code;

(viii)                        the Purchaser shall deliver to the Seller a fully completed and executed resale certificate and any other similar certificate reasonably requested by the Seller; and

(ix)                              each Party shall deliver, or cause to be delivered, to the other any other documents reasonably requested by such other Party in order to effect, or evidence the consummation of, the transactions contemplated herein or otherwise provided for under this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

3.1                               Organization and Corporate Power.

(a)                                 The Purchaser is duly organized and validly existing under the Laws of the jurisdiction in which it is organized.  The Purchaser has the requisite corporate power and authority to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is or will become a party.

(b)                                 The Purchaser is qualified to do business as contemplated by the Transaction Documents and to own or lease and operate its properties and assets, including the Assets, except to the extent that the failure to be so qualified would not materially hinder, delay or impair the Purchaser’s ability to carry out its obligations under, and to consummate the transactions contemplated by, the Transaction Documents to which it is or will become a party.

3.2                               Authorization; Binding Effect; No Breach.

(a)                                 The execution, delivery and performance of each Transaction Document to which the Purchaser is a party, or is to be a party, has been duly authorized by the Purchaser at the time of its execution and delivery. Assuming due authorization, execution and delivery by the Seller, each Transaction Document to which the Purchaser is a party constitutes, or upon execution thereof will constitute, a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.

(b)                                 The execution, delivery and performance by the Purchaser of the Transaction Documents to which the Purchaser is, or on the Closing Date will be, a party do not and will not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of or require any Consent pursuant to (i) the articles, charter, by-laws, partnership agreement or operating agreement of the Purchaser, (ii) any Contract or other document to which the Purchaser is a party or to which any of its assets is subject or (iii) any Laws to which the Purchaser or any of its assets is subject, except, in the case of (ii) and (iii) above, for such defaults, violations, actions and notifications that would not individually or in the aggregate materially hinder, delay or impair the performance by the Purchaser of any of its obligations under any Transaction Document.

3.3                               Consents.  Except as set forth on Schedule 3.3 and subject to the Sale Order having been entered by the Bankruptcy Court, none of the execution, delivery or performance of this Agreement by the Purchaser will require any Consent of, registration, notice, declaration or filing with or to any Government Entity or any other Person.

3.4                               Litigation.  There are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser, or to which the Purchaser is otherwise a party before any Government Entity, which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated herein.  The Purchaser is not subject to any Order except to the extent the same would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated herein.

3.5                               Financial Capability.  The Purchaser, at the Closing, will have (a) sufficient funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Purchase Price and any expenses incurred by the Purchaser in connection with the transactions contemplated by this Agreement, and (b) the resources and capabilities (financial or otherwise) to perform its obligations hereunder. The Purchaser has delivered to the Seller a letter evidencing a commitment by Adair Properties, Inc. to advance funds to the Purchaser sufficient to pay the Purchase Price.

3.6                               Market Concentration.  The Purchaser does not own, lease, operate or otherwise control any power generation assets that generate power in the NYISO market and does not otherwise generate power, or cause power to be generated, in the NYISO market.

3.7                               No Other Representations or Warranties.  Notwithstanding anything contained in this Agreement to the contrary, the Purchaser acknowledges and agrees that none of the Seller, its Affiliates or any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Seller in Article IV, or with respect to any other information provided to the Purchaser in connection with the transactions contemplated hereby, including as to the probable success or profitability of the ownership, use or operation of the Assets.  The Purchaser further represents that none of the Seller, its Affiliates or any other Person has made any representation or warranty, express or implied as to the accuracy or completeness of any information regarding the Seller, the Assets or the transactions contemplated by this Agreement not expressly set forth in this Agreement, and none of the Seller, its Affiliates or any other Person will have or be subject to liability to the Purchaser or any other Person resulting from the distribution to the Purchaser or its representatives or the Purchaser’s use of any such information, including Data Room information provided to the Purchaser or its representatives, in connection with the sale of the Assets.  The Purchaser acknowledges that it has conducted to its satisfaction its own independent investigation of the current condition and affairs of the Assets. The Purchaser is and has been assisted by advisors, consultants and legal counsel, knowledgeable and experienced in businesses similar to the operation of the Assets and in purchasing and operating power generation facilities similar to the Assets with respect to analyzing and evaluating the merits and risks of entering into this Agreement and the transactions contemplated hereby.  In making its decision to execute this Agreement and undertake the obligations set forth herein, the Purchaser has relied and will rely solely upon the advice of its advisors, consultants and legal counsel and the results of its independent investigation and verification.  The Purchaser acknowledges and affirms that all materials and information requested by the Purchaser have been provided to the Purchaser to the Purchaser’s reasonable satisfaction.  The Purchaser has completed its investigation, verification, analysis, review and evaluation of the Assets and the transactions contemplated by this Agreement as the Purchaser has deemed necessary or appropriate.

3.8                               As Is Transaction.  THE PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ARTICLE IV OF THIS AGREEMENT, THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATING TO THE ASSETS OR OTHERWISE.  WITHOUT IN ANY WAY LIMITING THE FOREGOING, THE PURCHASER ACKNOWLEDGES THAT THE SELLER HAS NOT GIVEN, WILL NOT BE DEEMED TO HAVE GIVEN AND HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE ASSETS.  ACCORDINGLY, THE PURCHASER SHALL ACCEPT THE ASSETS AT THE CLOSING “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS.”

3.9                               Brokers.  Except for fees and commissions that will be paid by the Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents based upon arrangements made by or on behalf of the Purchaser or any of its Affiliates.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE
SELLER

4.1                               Organization; Corporate Power.

(a)                                 The Seller is duly organized and validly existing under the Laws of the jurisdiction in which it is organized. Subject to the entry of the Sale Order from the Bankruptcy Court in connection with the transactions contemplated hereby and in the other Transaction Documents, the Seller has the requisite corporate power and authority to own or lease and to operate and use the Assets as now conducted and to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is or will become a party.

(b)                                 The Seller is qualified to do business as contemplated by the Transaction Documents and to own and operate the Assets in each jurisdiction in which its ownership of property or conduct of business relating to the Assets requires it to so qualify, except to the extent that the failure to be so qualified would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2                               Authorization; Binding Effect; No Breach.

(a)                                 Subject to the entry of the Sale Order, the execution, delivery and performance of this Agreement by the Seller has been duly authorized by the Seller. Subject to entry of the Sale Order, and assuming due authorization, execution and delivery by the Purchaser, this Agreement will constitute, a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

(b)                                 The execution, delivery and performance by the Seller of the Transaction Documents to which the Seller is, or on the Closing Date will be, a party do not and will not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under or result in a violation of (i) the organizational documents of the Seller, (ii) any material Order to which the Seller, any of the Assets or any property or asset of the Seller is subject or (iii) any material Laws to which the Seller or any of the Assets or any property are subject.

4.3                               Consents.  Except as set forth on Schedule 4.3 and subject to the Sale Order having been entered by the Bankruptcy Court, none of the execution, delivery or performance of this Agreement by the Seller will require any Consent of, registration, notice, declaration or filing with or to any Governmental Entity or any other Person.

4.4                               Litigation.  There are no Actions pending or, to the Knowledge of the Seller, threatened against the Seller, or to which the Seller is otherwise a party before any Government Entity, which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated herein.  The Seller is not subject to any Order except to the extent the same would not reasonably be expected to have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated herein.

4.5                               Title to Assets.  At Closing, the Seller will have, and, upon delivery to the Purchaser on the Closing Date of the instruments of transfer contemplated by Section 2.3(b), and subject to the terms of the Sale Order, the Seller will thereby transfer to the Purchaser good, legal, and valid title to all of the Assets, free and clear of all Liens and Liabilities, except (a) for the Assumed Liabilities and (b) for Permitted Encumbrances.

4.6                               Environmental Matters.

(a)                                 Except as otherwise disclosed in the Data Room, to the Knowledge of the Seller, the Seller has not received written notice that remains outstanding from any Government Entity alleging that the Seller is in material violation of any Laws governing pollution or the protection of human health or the environment, in each case except such matters as would not reasonably be expected to have a Material Adverse Effect.

(b)                                 Except as otherwise disclosed in the Data Room or identified in the NYSDEC Spill Incidents Database or National Response Center Database, to the Knowledge of the Seller, the Seller has not caused a “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq.), in excess of a reportable and actionable quantity on any Owned Real Property or Leased Real Property which release remains unresolved, except as would not reasonably be expected to have a Material Adverse Effect.

(c)                                  The representations and warranties contained in this Section 4.6 constitute the sole and exclusive representations and warranties made by the Seller concerning environmental matters.

4.7                               Brokers.  Except for fees and commissions that will be paid by the Seller or one of its Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of the Seller or any of its Affiliates.

ARTICLE V
COVENANTS AND OTHER AGREEMENTS

5.1                               Bankruptcy Actions.

(a)                                 The Seller and the Purchaser acknowledge that this Agreement and the transactions contemplated hereby are subject to the approval of the Bankruptcy Court.

(b)                                 The Seller shall use commercially reasonable efforts to have the Bankruptcy Court enter an Order on or before December 31, 2012 in the Chapter 11 Cases approving the sale of the Assets to the Purchaser pursuant to this Agreement, subject to the satisfaction of all conditions to Closing, including the confirmation of a plan of liquidation for the Seller (the “Sale Order”). Those portions of the Sale Order and those portions of the order confirming a plan of liquidation for the Seller (such order, the “Confirmation Order”) that relate to the transactions contemplated by this Agreement shall be in form and substance reasonably acceptable to the Purchaser.  It is intended that the Closing shall occur in connection with and following confirmation of a plan of liquidation of the Seller and entry of the Confirmation Order, but such condition may be waived by the Seller in its sole discretion.

(c)                                  In the event leave to appeal is sought, an appeal is taken or a stay pending appeal is requested with respect to the Sale Order, the Seller shall promptly notify the Purchaser of such leave to appeal, appeal or stay request and shall promptly provide to the Purchaser a copy of the related notice(s) or order(s). The Seller shall also provide the Purchaser with written notice of any motion or application filed in connection with any leave to appeal or appeal from such orders.

(d)                                 With respect to each Assigned Contract, the Purchaser will satisfy any and all Cure Costs at the Closing and the Purchaser will provide adequate assurance of future performance on its behalf as required under the Bankruptcy Code, including section 365(f)(2)(B) thereof. The Purchaser and the Seller agree that they will promptly take all actions reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance of future performance under each Assigned Contract, such as furnishing affidavits, non-confidential financial information or other documents or information for filing with the Bankruptcy Court and making the Purchaser’s and the Seller’s employees and representatives available to testify before the Bankruptcy Court, as necessary. Failure to perform all such actions and bear all such costs and expenses shall not result in the relevant Designated Seller Contract being deemed to be a Non-Assignable Contract at Closing, unless otherwise agreed in writing by the Seller.

5.2                               Cooperation.

(a)                                 Prior to the Closing, upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing, the taking of such actions as are necessary to obtain any requisite Consent, provided that the Seller shall not be obligated to make any payment or deliver anything of value to any Third Party (other than filing with and payment of any application fees to Government Entities, all of which shall be paid or reimbursed by the Purchaser) in order to obtain any Consent.

(b)                                 Each of the Seller and the Purchaser shall promptly notify the other of the occurrence, to such Party’s knowledge, of any event or condition, or the existence, to such Party’s knowledge, of any fact, that would reasonably be expected to result in (i) any of the conditions set forth in Article VII not being satisfied or (ii) any of the representations and warranties in Article III and Article IV, as applicable, not being true and correct.

5.3                               Regulatory Approvals.

(a)                                 To the extent required by applicable Laws, each of the Parties agrees to prepare and file as promptly as practicable and, in any event, within 10 Business Days from the execution of this Agreement all necessary documents, registrations, statements, petitions, filings and applications for any Consent.

(b)                                 Each of the Parties shall use commercially reasonable efforts to (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Party informed in all material respects of any material communication received by such Party from, or given by such Party to, any Government Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other Party to review any material communication given to it by, and consult with each other in advance of any meeting or conference with any Government Entity, including in connection with any proceeding by a private party. The foregoing obligations in this Section 5.3 shall be subject to any attorney-client, work product or other privilege and each of the Parties hereto shall coordinate and cooperate fully with the other Party hereto in exchanging such information and providing such assistance as such other Party may reasonably request in connection with the foregoing. The Parties will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required authorizations, Consents, Orders or approvals. Fees incurred in connection with complying with any Law shall be borne solely by the Purchaser.

(c)                                  If any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted by any Government Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or if a filing pursuant to this Section 5.3 is reasonably likely to be rejected or conditioned by federal or a state Government Entity, each of the Parties shall use commercially reasonable efforts to resolve such objection or challenge as such Government Entity or private party may have to such transactions, including to vacate, lift, reverse or overturn any Action, whether temporary, preliminary or permanent, so as to permit consummation of the transactions contemplated by this Agreement.

(d)                                 In addition, the Seller and the Purchaser shall each use its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Section 7.2 and Section 7.3, respectively, to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the transactions contemplated by this Agreement, including using its commercially reasonable efforts to obtain all Consents required to be obtained in order for the Parties to consummate the transactions contemplated by this Agreement.

5.4                               Pre-Closing Access to Information.  Following the execution of this Agreement by the Purchaser and the Seller, and prior to the Closing, the Seller shall (a) give the Purchaser and its authorized representatives, upon advance written notice and during regular business hours, access to all books, records, reports, plans, certificates, files, documents and information related to the Assets, (b) permit the Purchaser to make such copies and inspections thereof, upon advance written notice and during regular business hours, as the Purchaser may reasonably request; provided, however, that (i) any such access shall be conducted at the Purchaser’s expense, in accordance with Law (including any applicable Bankruptcy Rules), under the supervision of the Seller’s personnel in accordance with all procedures in place at the Seller’s premises and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of the Seller and its Affiliates and (ii) the Seller will not be required to provide to the Purchaser access to or copies of any employee records to the extent such would be in violation of Laws relating to the protection of privacy.

5.5                               Further Actions.  From and after the Closing Date, each of the Parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and give effect to the transactions contemplated herein, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Assets as provided in this Agreement; provided that, except as otherwise set forth in this Agreement, neither the Purchaser nor the Seller shall be obligated to make any payment or deliver anything of value to any Third Party in order to obtain any Consent to the transfer of Assets or the assumption of Assumed Liabilities.

5.6                               Allocation of Certain Items.  The Purchaser shall promptly pay in cash to the Seller any amount received by the Purchaser to the extent such amount (a) relates to the operation of the Assets prior to the Closing Date or (b) is a refund, rebate or other adjustment with respect to a payment made by the Seller prior to the Closing Date.

5.7                               Transaction Expenses.  Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses (including brokerage commissions, finders’ fees or similar compensation, and legal fees and expenses) incurred in connection with the Transaction Documents and the transactions contemplated hereby and thereby.

5.8                               Notification of Certain Matters.  The Seller shall give written notice to the Purchaser promptly after becoming aware of (a) the occurrence of any event, which would be likely to cause any condition set forth in Section 7.1 or Section 7.3 to be unsatisfied in any material respect at any time from the date hereof to the Closing Date or (b) any written notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement; provided, however, that the delivery of any written notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the Purchaser.

5.9                               Casualty Loss.  Notwithstanding any provision in this Agreement to the contrary, if, between the Effective Date and the Closing, all or any portion of the Assets is (a) condemned or taken by eminent domain, or (b) a material portion is damaged or destroyed by fire or other casualty, the Seller shall notify the Purchaser promptly in writing of such fact, and (i) in the case of condemnation or taking, the Seller shall assign or pay, as the case may be, any proceeds thereof to the Purchaser at the Closing, and (ii) in the case of fire or other casualty, the Seller shall assign the insurance proceeds therefrom to the Purchaser at Closing.

5.10                        Replacement of Credit Support Arrangements.  At Closing, the Purchaser shall (a) deliver to the applicable beneficiary or counterparty duly executed replacement or substitute guaranties, letters of credit, bonds, security deposits, and other surety obligations and evidence of financial capacity, in each case reasonably acceptable to the relevant beneficiary or counterparty, in replacement of those credit support arrangements set forth in Schedule 5.10 (the “Credit Support Arrangements”), and (b) effect the full and unconditional release as of Closing of the Seller and its Affiliates from all obligations relating to the Credit Support Arrangements and any liabilities related thereto.

5.11                        Public Announcements.  The Parties shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or public announcement of this Agreement and the transactions contemplated hereby, and no Party shall issue any such press release or public announcement without the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.  Notwithstanding the preceding sentence, this Section 5.11 shall not prevent any such press release or public announcement being made to the extent required by Law, court process (including the filing of this Agreement with the Bankruptcy Court as an exhibit to the Sale Motion) or the rules and regulations of, and any listing agreement with, any national securities exchange, on condition that if a Party is required to make any such announcement, the disclosing Party shall promptly before the announcement is made deliver written notice to the other Party thereof where practicable and lawful to do so, and the disclosing Party shall use its commercially reasonable efforts to agree upon the text of any such announcement with the other Party prior to the release of the announcement.  The Parties shall cause their respective Affiliates and representatives to comply with this Section 5.11.

5.12                        Confidentiality.  Until the Closing, the confidentiality of any data or information received by the Purchaser regarding the Assets (including any information obtained pursuant to Section 5.4) shall be maintained by the Purchaser and its Affiliates and representatives in accordance with the confidentiality agreement between Interstate Construction Services, LLC and Dynegy Holdings, LLC dated August 29, 2012 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Notwithstanding any other provision in this Agreement or in the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement shall continue in full force and effect as to all information other than information related to the Assets for two years after the Effective Date.

5.13                        Insurance.  All property and casualty insurance policies and binders maintained for the benefit of the Seller and related to the Assets shall, effective upon the Closing, cease to apply and the Purchaser acknowledges and agrees that it shall be solely responsible for providing insurance with respect to the Assets for any event or occurrence of any kind whatsoever first occurring after Closing.

5.14                        Post-Closing Filings.  Promptly following Closing, the Purchaser shall make the notice and other filings required to be made after the Closing as described on Schedule 5.14 with respect to the Closing of the transactions contemplated hereby.

5.15                        Seller Trademarks and Logos.  It is expressly agreed that the Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in the name “Dynegy” or any derivative thereof, or any trade names, trademarks, identifying logos or service marks related thereto or employing the word “Dynegy” or any part or variation of any of the foregoing or any confusingly similar trade names, trademarks, logos or service marks (collectively, the “Seller Trademarks and Logos”).  Neither the Purchaser nor any of its Affiliates shall make any use of the Seller Trademarks and Logos from and after the Closing, including through the use of stationery or letterhead.  The Purchaser shall, at its own cost and within 30 days after the Closing Date remove or cause to be removed from the Assets any and all of the Seller Trademarks and Logos. For the avoidance of doubt, this Section 5.15 does not restrict the Purchaser’s use of the word “Danskammer.”

5.16                        Restrictive Covenant.  The Parties have agreed to a restrictive covenant running with the land prohibiting future use of the Danskammer site for gas-fired power generation and at Closing the Parties will take all necessary steps to ensure that such restrictive covenant is appropriately filed.

5.17                        Replacement of Shared Contracts.  The Purchaser agrees to cooperate with the Seller and with any purchaser of Roseton to procure the replacement of all Shared Contracts reasonably requested by any purchaser of Roseton.

5.18                        Back-Up Bidder.  The Seller may execute an agreement for the sale of the Assets with a Back-Up Bidder as contemplated by the Bid Procedures, which execution and any related action shall not be considered a breach of this Agreement.

ARTICLE VI
TAX MATTERS

6.1                               Transfer Taxes.

(a)                                 Notwithstanding anything in this Agreement to the contrary, unless exempt from payment under the Bankruptcy Code, an Order of the Bankruptcy Court or applicable state law, the Purchaser shall promptly pay directly to the appropriate Tax Authority, or promptly reimburse the Seller upon demand and delivery of proof of payment of, all applicable Transfer Taxes arising out of the transfer of the Assets in connection with this Agreement and the transactions contemplated herein and the other Transaction Documents and the transactions contemplated therein.

(b)                                 If the Purchaser wishes to claim any exemption relating to, or a reduced rate of, Transfer Taxes, in connection with this Agreement or the transactions contemplated herein or the other Transaction Documents and the transactions contemplated therein, the Purchaser shall be solely responsible for ensuring that such exemption or election applies and, in that regard, shall provide the Seller prior to Closing with any appropriate certificate of exemption, election and/or other document or evidence to support the claimed entitlement to such exemption or reduced rate by the Purchaser. The Seller shall make reasonable efforts to cooperate to the extent necessary to obtain any such exemption or reduced rate.

6.2                               Tax Characterization of Payments Under This Agreement.  The Seller and the Purchaser agree to treat all payments made either to or for the benefit of the other Party under this Agreement as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof to the extent permitted under applicable Tax Law.

6.3                               Records.  After the Closing Date, the Purchaser on the one hand, and the Seller, on the other hand, will make available to the other, as reasonably requested, and to any Tax Authority, all information, records or documents relating to liability for Taxes with respect to the Assets and the Assumed Liabilities for all periods prior to or including the Closing Date, and will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof, provided, however, that if the Purchaser provides such information, records and documents (or provide the opportunity to obtain such information, records and documents) to the Seller or its Affiliates, or if the Seller or any of its Affiliate provides such information, records and documents (or provides the opportunity to obtain such information, records and documents) to the Purchaser, then such information, records and documents are no longer required to be preserved, subject to Section 5.12.  In the event that one Party needs access to records in the possession of a second Party relating to any of the Assets or the Assumed Liabilities for purposes of preparing Tax Returns or complying with any Tax audit request, subpoena or other investigative demand by any Tax Authority, or for any other legitimate Tax-related purpose not injurious to the second Party, the second Party will allow representatives of the other Party access to such records during regular business hours at the second Party’s place of business for the sole purpose of obtaining information for use as aforesaid and will permit such other Party to make extracts and copies thereof as may be necessary or convenient.  Subject to the provisions in the first sentence of this Section 6.3, the obligation to cooperate pursuant to this paragraph shall terminate at the time the relevant applicable statute of limitations expires (giving effect to any extension thereof).

6.4                               Pre-2013 Taxes and Tax Returns.  Other than as set forth in Section 6.1, the Seller and its Affiliates shall prepare and file, and pay the Taxes shown as due on, Tax Returns of the Seller and other Tax Returns in respect of the Assets, for all taxable periods ending on or before December 31, 2012.

6.5                               Post-2013 Taxes and Tax Returns.  The Purchaser shall prepare and file, and pay the Taxes shown as due on any Tax Returns in respect of the Assets, for all taxable periods beginning on or after January 1, 2013 (including all Real Property Taxes due in respect of the Owned Real Property).

6.6                               Pre-2013 Tax Controversies.  The Seller shall have the right (but not the obligation) to control, defend, prosecute, settle and compromise any audit, assessment, inquiry, claim, adjustment or proposed adjustment with respect to Taxes on any Tax Return if and to the extent such audit, assessment, inquiry, claim, adjustment or proposed adjustment could affect Taxes for which the Seller or its Affiliates are liable.

ARTICLE VII
CONDITIONS TO THE CLOSING

7.1                               Conditions to Each Party’s Obligation.  Each Party’s obligation to effect the Closing is subject to the satisfaction or the express written waiver of the Parties, at or prior to the Closing, of the condition that there shall be in effect no Law or Order in the U.S. or Canada prohibiting the consummation of the transactions contemplated hereby that has not been withdrawn or terminated.

7.2                               Conditions to Seller’s Obligation.  The Seller’s obligation to effect the Closing shall be subject to the fulfillment (or express written waiver by the Seller), at or prior to the Closing, of each of the following additional conditions:

(a)                                 Except to the extent any failure has not resulted in or would not reasonably be expected to result in a Material Adverse Effect, each of the representations and warranties of the Purchaser contained herein shall be true and correct on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is expressly made as of a specified date, in which case the accuracy of such representation or warranty shall be determined as of such specified date. The Seller shall have received a certificate of the Purchaser to such effect signed by a duly authorized officer thereof.

(b)                                 The covenants contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with and not been breached in any material respect. The Seller shall have received a certificate of the Purchaser to such effect signed by a duly authorized officer thereof.

(c)                                  The Purchaser shall have paid and delivered the Purchase Price.

(d)                                 The Sale Order shall have been entered and not be the subject of any stay or injunction and a plan of liquidation for the Seller shall have been confirmed.

(e)                                  The Transfer Agreement Closing shall have occurred.

(f)                                   The Purchaser shall have delivered the replacement Credit Support Arrangements to the relevant beneficiary or counterparty as contemplated by clause (a) of Section 5.10.

(g)                                  All consents contemplated by the Settlement Agreement shall have been obtained.

7.3                               Conditions to Purchaser’s Obligation.  The Purchaser’s obligation to effect the Closing shall be subject to the fulfillment (or express written waiver by the Purchaser), at or prior to the Closing, of each of the following additional conditions:

(a)                                 Except to the extent any failure has not resulted in or would not reasonably be expected to result in a Material Adverse Effect, each of the representations and warranties of the Seller contained herein shall be true and correct on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is expressly made as of a specified date, in which case the accuracy of such representation or warranty shall be determined as of such specified date. The Purchaser shall have received a certificate of the Seller to such effect signed by a duly authorized officer thereof.

(b)                                 The covenants, obligations and agreements contained in this Agreement to be complied with by the Seller on or before the Closing shall not have been breached in any material respect. The Purchaser shall have received a certificate of the Seller to such effect signed by a duly authorized officer thereof.

(c)                                  The Sale Order shall have been entered and not be the subject of any stay or injunction.

(d)                                 The Transfer Agreement Closing shall have occurred.

ARTICLE VIII
TERMINATION

8.1                               Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by either the Seller or the Purchaser by mutual written consent of the Seller and the Purchaser;

(b)                                 by either the Seller or the Purchaser in the event of a material breach by the other Party of such other Party’s representations, warranties, agreements or covenants set forth in this Agreement, if (i) such breach (A) would result in a failure of the conditions to Closing set forth in Section 7.2 or Section 7.3, as applicable, and (B) is not cured within seven days from receipt of a written notice from the non-breaching Party, upon 10 days’ written notice to the other Party and (ii) the terminating Party is not in material breach of this Agreement as of the date of attempted termination

(c)                                  by the Seller in the event that a confirmation of a plan of liquidation of the Seller is not entered within 120 days from entry of the Sale Order;

(d)                                 by either the Seller or the Purchaser in the event that the Sale Order is not entered by January 4, 2013 or that the Closing does not take place within 120 days from entry of the Sale Order; or

(e)                                  by either the Seller or the Purchaser in the event a Third Party offers, after Buyer’s execution of this Agreement but prior to entry of the Sale Order, a cash bid for the Assets exceeding the Purchase Price, and on that basis a Sale Order authorizing the sale of the Assets to the Purchaser is not approved by the Bankruptcy Court but instead a Sale Order is entered authorizing the sale of the Assets to such Third Party, upon the Bankruptcy Court’s entry of a sale order approving the sale of the Assets to the Third Party under section 363 of the Bankruptcy Code.

8.2                               Effects of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the other except for the provisions of (i) Section 2.2(b) (Deposit), (ii) Section 5.7 (Transaction Expenses), (iii) Section 8.2 (Effects of Termination), (iv) Section 9.7 (Successors and Assigns), (v) Section 9.8 (Governing Law; Submission to Jurisdiction; Waiver of Jury Trial) and (vi) Section 9.9 (Notices); provided, that nothing herein shall relieve any Party from liability for any breach of this Agreement occurring before the termination hereof and thereof.

ARTICLE IX
MISCELLANEOUS

9.1                               No Survival of Representations and Warranties or Covenants.  No representations or warranties, covenants or agreements in this Agreement or in any of the Ancillary Agreements shall survive beyond the Closing Date. Accordingly, no claim of any nature whatsoever for breach of such representations, warranties, covenants or agreements may be made, or Action instituted, after the Closing Date. Notwithstanding the foregoing, the covenants and agreements that by their terms are to be satisfied after the Closing Date shall survive until satisfied in accordance with their terms.

9.2                               Data Room.  Any information or documents provided in the Data Room shall be deemed to have been “made available to the Purchaser” as such phrase is used in this Agreement.

9.3                               Enforcement of Liabilities.  Notwithstanding anything herein to the contrary, nothing in this Agreement releases, nullifies, precludes or enjoins the enforcement of any Liability to a Government Entity under police and regulatory statutes or regulations (including but not limited to environmental Laws), and any associated Liabilities for penalties, damages, cost recovery, or injunctive relief to which any entity would be subject as the owner, lessor, lessee, or operator of the Assets.  Nothing contained in this Agreement shall in any way diminish the obligation of any entity, including the Parties, to comply with environmental Laws.  Nothing in this Agreement authorizes the transfer to the Purchaser of any licenses, permits, registrations, or governmental authorizations and approvals without the Purchaser’s compliance with all applicable legal requirements under non-bankruptcy Law governing such transfers. The preceding language of this Section 9.3 shall be included in the Sale Order.

9.4                               Remedies.  No failure to exercise, and no delay in exercising, any right, remedy, power or privilege under this Agreement by any Party will operate as a waiver of such right, remedy, power or privilege, nor will any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.

9.5                               No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6                               Consent to Amendments; Waivers.  No Party shall be deemed to have waived any provision of this Agreement or any of the other Transaction Documents unless such waiver is in writing, and then such waiver shall be limited to the circumstances set forth in such written waiver. This Agreement and the Ancillary Documents shall not be amended, altered or qualified except by an instrument in writing signed by all the parties hereto or thereto, as the case may be.

9.7                               Successors and Assigns.  Except as otherwise expressly provided in this Agreement, all representations, warranties, covenants and agreements set forth in this Agreement or any of the Ancillary Agreements by or on behalf of the parties thereto will be binding upon and inure to the benefit of such parties and their respective successors and permitted assigns. Neither this Agreement or the Ancillary Agreements nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party, which consent may be withheld in such Party’s sole discretion, except for assignment to an Affiliate of a Party (provided that such Party remains liable jointly and severally with its assignee Affiliate for the assigned obligations to the other Party).

9.8                               Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)                                 Any questions, claims, disputes, remedies or Actions arising from or related to this Agreement, and any relief or remedies sought by the Parties, shall be governed exclusively by the Laws of the State of New York without regard to the rules of conflict of laws applied therein or any other jurisdiction except to the extent that such Laws are superseded by the Bankruptcy Code.

(b)                                 To the fullest extent permitted by applicable Law, each Party (i) agrees that any claim, action or proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the Bankruptcy Court, if brought prior to the entry of a final decree closing the Chapter 11 Case, with respect to the Seller and its Subsidiaries, or in the federal courts in the Southern District of New York (collectively, the “Courts”), if brought after entry of such final decree closing the Chapter 11 Case and shall not be brought, in any court in the United States of

America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of the Courts, as applicable pursuant to the preceding clauses (i), for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Action brought in such a court or any claim that any such Action brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.9 or any other manner as may be permitted by Law shall be valid and sufficient service thereof, and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)                                  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THE TRANSACTION DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9                               Notices.  All demands, notices, communications and reports provided for in this Agreement shall be deemed given if in writing and delivered, if sent by telecopy, electronic mail, courier or sent by reputable overnight courier service (delivery charges prepaid) to any Party at the address specified below, or at such address, to the attention of such other Person, and with such other copy, as the recipient Party has specified by prior written notice to the sending Party pursuant to the provisions of this Section 9.9.

If to the Purchaser to:

ICS NY Holdings, LLC

c/o Interstate Construction Services

600 W. Grant Street

Phoenix, AZ 85003

Attention: Stephen Durkee

E-mail address:  sd@ics-phoenix.com

With copies (that shall not constitute notice) to:

Lane & Nach, P.C.

2025 North 3rd Street, Suite 157

Phoenix, AZ 85004-1425

Attention: Adam B. Nach

E-mail address:  Adam.Nach@Lane-Nach.com

If to the Seller:

Dynegy Danskammer, L.L.C.

601 Travis, Suite 1400

Houston, TX 77002

Attention:  Mario E. Alonso

Email:  Mario.E.Alonso@dynegy.com

Dynegy Danskammer, L.L.C.

601 Travis, Suite 1400

Houston, TX 77002

Attention:  Clayton L. Smith

Email:  Clay.L.Smith@dynegy.com

With copies to:

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Attention: Paul Caruso

Email: pcaruso@sidley.com

Sidley Austin LLP

600 Travis Street

Houston, TX 77002

Attention: Cliff Vrielink

Email: cvrielink@sidley.com

Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile transmission or electronic mail, or on the calendar day after deposit with a reputable overnight courier service, as applicable.

9.10                        Counterparts.  The Parties may execute this Agreement in two or more original or electronic counterparts (no one of which need contain the signatures of all Parties), each of which will be an original and all of which together will constitute one and the same instrument.

9.11                        Severability.  If any provision, clause, or part of this Agreement, or the application thereof under certain circumstances, is held invalid, illegal or incapable of being enforced in any jurisdiction, (a) as to such jurisdiction, the remainder of this Agreement or the application of such provision, clause or part under other circumstances, and (b) as for any other jurisdiction, any provision of this Agreement, shall not be affected and shall remain in full force and effect, unless, in each case, such invalidity, illegality or unenforceability in such jurisdiction materially impairs the ability of the Parties to consummate the transactions contemplated by this Agreement. Upon such determination that any clause or other provision is invalid, illegal or incapable of being enforced in such jurisdiction, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible even in such jurisdiction.

9.12                        Specific Performance.

(a)                                 Each Party acknowledges and agrees that any breach of the terms of this Agreement by such Party would give rise to irreparable harm for which money damages would not be an adequate remedy, and, accordingly agrees that, in addition to any other remedies, the other Party shall be entitled to enforce the terms of this Agreement, including, for the avoidance of doubt, the Purchaser’s obligation to fund the Purchase Price, by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting a bond.

(b)                                 Each Party agrees that its will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement, it shall not be required to provide any bond or other security in connection with any such order or injunction.

9.13                        Entire Agreement.  The Transaction Documents set forth the entire understanding of the Parties relating to the subject matter thereof, and all prior or contemporaneous understandings, agreements, representations and warranties, whether written or oral, are superseded by the Transaction Documents, and all such prior or contemporaneous understandings, agreements, representations and warranties are hereby terminated. In the event of any irreconcilable conflict between this Agreement and any of the Ancillary Agreements, the provisions of this Agreement shall prevail, regardless of the fact that certain Ancillary Agreements may be subject to different governing Laws.

9.14                        Damages.  Under no circumstances shall any Party be liable for punitive damages or indirect, special, incidental, or consequential damages arising out of or in connection with this Agreement or the transactions contemplated hereby or any breach or alleged breach of any of the terms hereof, including damages alleged as a result of tortious conduct.

9.15                        Bulk Sales Laws.  Each Party waives compliance by the other Party with any applicable bulk sales Law.

IN WITNESS WHEREOF, the Parties have duly executed this Asset Sale Agreement as of the date first written above.

SELLER:

DYNEGY DANSKAMMER, L.L.C.

By:	/s/ Robert C. Flexon
Name: Robert C. Flexon
Title: President and CEO

PURCHASER:

ICS NY HOLDINGS, LLC

By:	/s/ Stephen Durkee
Name:	Stephen Durkee
Title:	President